TherapeuticsMD, Inc.

6800 Broken Sound Parkway NW, Third Floor

Boca Raton, Florida 33487

January 31, 2017

VIA EDGAR SUBMISSION

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:

TherapeuticsMD, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2015

Filed February 26, 2016

Form 10-Q for Quarterly Period Ended September 30, 2016

Filed November 4, 2016

File No. 001-00100

Dear Mr. Rosenberg:

On behalf of TherapeuticsMD, Inc., a Nevada corporation (the “Company” or “we”), this letter is in response to the comments of the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) contained in its letter to the Company, dated January 25, 2017, regarding the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2015, filed with the Commission on February 26, 2016 (the “Form 10-K”), and the Company’s Quarterly Report on Form 10-Q for the period ended September 30, 2016, filed with the Commission on November 4, 2016 (the “Form 10-Q”).

For your convenience, we have set forth the text of each of the Staff’s comments in bold, followed in each case by the Company’s response thereto.

Form 10-Q for the Quarter Ended September 30, 2016

Notes to Unaudited Consolidated Financial Statements

Note 3: Summary of Significant Accounting Policies

Revenue Recognition

Prescription Products, page 9

1.

In your response to the penultimate bullet of prior comment 2, you indicate that you recognized revenue from Woodstock and Due West when the product was dispensed at the pharmacy. Your revenue recognition policy provides no indication that you defer revenue recognition until a prescription is dispensed. Please address the following comments:

 ●

If you defer recognition of revenue until a prescription is dispensed, tell us:

○

why you do not appear to continue to have some deferred revenue on your balance sheet after January 1, 2015, the date you were able to estimate product returns as disclosed on page F-13 in your 2015 Form 10-K; and

○

why a reserve for product returns is necessary if revenue has not been recognized upon shipment to the wholesaler and/or pharmacy and product cannot be returned once a prescription is dispensed as indicated in the last paragraph on page 5 of your response.

Company’s Response:

Prior to September 1, 2016, the Company sold prescription products primarily through wholesale distributors and retail pharmacy distributors. The accounting policy related to the Company’s revenue recognition is described below in the response to the second bullet of the Staff’s question number 1.

The Company did not record deferred revenue related to the sale of prescription products through retail pharmacy distributors. Prior to September 1, 2016, sales of the Company’s prescription products through its retail pharmacy distributors were recognized as revenue when the price was fixed and determinable (when the coverage and amount were verified and quantified by insurance) and the product was dispensed to the end customer by the retail pharmacy distributor. The window of time between the moment the sale was made to the retail pharmacy distributor and the product was dispensed to the end customer was generally a day. The amount related to this timing difference was reviewed each period-end and had been deemed nominal. The Company’s return policy states that once a customer buys a prescription product from a retail pharmacy distributor, the product may not be returned. However, in limited circumstances, when an end customer contacted the Company and was very dissatisfied with the product, the Company provided a refund to such customer instead of processing the refund through the retail pharmacy distributor. As such, the Company provided a reserve based on its experience which historically has been nominal. On September 1, 2016, the Company centralized the distribution channel for both its retail pharmacy distributors and wholesale distributors, a process managed by a third-party logistics provider, in order to facilitate sales to a broader population of pharmacies and minimize business risk exposure to any one pharmacy. After such date, the Company recognizes revenue based on the wholesale distributor model described below.

The Company’s deferred revenue balance prior to January 1, 2015 related to the recognition of revenue of prescription products sold through wholesale distributors until the right of return no longer existed. At that time, given the limited history of prescription products sold through wholesale distributors, the Company could not reliably estimate expected returns of the prescription products at the time of shipment. Accordingly, the Company deferred recognition of revenue on prescription products sold through wholesale distributors until the right of return no longer existed, which occurred at the earlier of the time the prescription products were dispensed through patient prescriptions or expiration of the right of return. The Company tracks return rates for all of its products since inception. This includes tracking all lots through product lifecycle - from manufacture through expiration. Based on this analysis, on January 1, 2015, the Company began estimating and reserving for returns based on historical return rates, while recording actual product returns against this return reserve as received.

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Clarify for us when you recognize prescription revenue. If you recognize some revenue for prescription products upon shipment to wholesalers and/or pharmacies and others upon the prescription being dispensed, tell us the circumstances for recognition under each scenario and provide us proposed revised policy disclosure to be provided in future periodic reports that clarifies this distinction.

Company’s Response:

The Company recognizes revenue related to prescription products sold through retail pharmacy distributors when the product is dispensed to the end customer, while revenue related to prescription products sold through wholesaler distributers is recognized when the prescription products are shipped to the distributors and the control of the products passes to each distributor.

Prior to September 1, 2016, sales of the Company’s prescription products through its retail pharmacy distributors were recognized as revenue when the price was fixed and determinable (when the coverage and amount were verified and quantified by insurance) and the product was dispensed to the end customer by the retail pharmacy distributor. The window of time between the moment the sale was made to the retail pharmacy distributor and the product was dispensed to the end customer was generally a day. The amount related to this timing difference was reviewed each period-end and had been deemed nominal. The Company’s return policy states that once a customer buys a prescription product from a retail pharmacy distributor, the product may not be returned. However, in limited circumstances, when an end customer contacted the Company and was very dissatisfied with the product, the Company provided a refund to such customer instead of processing the refund through the retail pharmacy distributor. As such, the Company provided a reserve based on its experience which historically has been nominal. On September 1, 2016, the Company centralized the distribution channel for both its retail pharmacy distributors and wholesale distributors, a process managed by a third-party logistics provider, in order to facilitate sales to a broader population of pharmacies and minimize business risk exposure to any one pharmacy. After such date, the Company recognizes revenue based on the wholesale distributor model described below.

Revenue related to prescription products sold through wholesale distributors is recognized when the prescription products are shipped to the distributors and the control of the products passes to each distributor. The Company accepts returns of unsalable prescription products from wholesale distributors within a return period of six months prior to and up to 12 months following product expiration. The Company’s prescription products currently have a shelf life of 24 months from the date of manufacture. Prior to January 1, 2015, the Company deferred the recognition of revenue on prescription products until the right of return no longer existed. Prior to that date, the Company could not reasonably estimate the amount of future returns. As of January 1, 2015, the Company began estimating and reserving for returns based on historical return rates, while recording actual product returns against this reserve as received.

Provided below is the Company’s proposed disclosure to be included in its next annual report and future filings that will include a revised policy disclosure describing recognition of revenue related to sales of prescription products:

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“Prescription Products

We sell our name brand and generic prescription products primarily through wholesale distributors and retail pharmacy distributors. We recognize revenue from prescription product sales, net of sales discounts, chargebacks, wholesaler fees, customer rebates and estimated returns.

Revenue related to prescription products sold through wholesale distributors is recognized when the prescription products are shipped to the distributors and the control of the products passes to each distributor. We accept returns of unsalable prescription products sold through wholesale distributors within a return period of six months prior to and up to 12 months following product expiration. Our prescription products currently have a shelf life of 24 months from the date of manufacture. Prior to January 1, 2015, we deferred the recognition of revenue on prescription products sold through wholesale distributors until the right of return no longer existed as, prior to that date, we could not reasonably estimate the amount of future returns. As of January 1, 2015, we began estimating and reserving for returns based on historical return rates, while recording actual product returns against this reserve as received.

Prior to September 1, 2016, we recognized revenue related to prescription products sold through retail pharmacy distributors when the product was dispensed by the retail pharmacy distributor, at which point all revenue and discounts related to such product were known or determinable and there was no right of return with respect to such product. On September 1, 2016, we centralized the distribution channel for both our retail pharmacy distributors and wholesale distributors, in order to facilitate sales to a broader population of retail pharmacies and mitigate exposure to any one retail pharmacy. Beginning on September 1, 2016, all of our prescription products are distributed under the wholesale distributor model described above.

We offer various rebate programs in an effort to maintain a competitive position in the marketplace and to promote sales and customer loyalty. The consumer rebate program is designed to enable the end user to submit a coupon to us. If the coupon qualifies, we send a rebate check to the end user. We estimate the allowance for consumer rebates that we have offered based on our experience and industry averages, which is reviewed, and adjusted if necessary, on a quarterly basis.”

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources, page 30.

2.

We acknowledge your response to prior comment 3. Notwithstanding your assertion that the impact of increased collection time on overall liquidity is not material because of your sufficient existing cash resources, your write-off of $2.2 million of receivables resulting from developments in the pharmaceutical industry that negatively affected independent pharmacies as stipulated in the first paragraph on page 8 of your response is material. As a result, please provide us proposed disclosure to be included in Management’s Discussion and Analysis or elsewhere in your upcoming Form 10-K that:

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Describes the developments in the pharmaceutical industry that negatively affected independent pharmacies that prompted your strategic decision to centralize the distribution channel for both your retail pharmacies and wholesale distributors in order to facilitate sales to a broader population of pharmacies and minimize business risk exposure to any one pharmacy as indicated in the bullet at the top of page 4 of your response.

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Company’s Response:

The Company acknowledges the Staff’s comment. Provided below is the Company’s proposed disclosure to be included in its next annual report and future filings that will include a disclosure describing the Company’s decision to centralize the distribution channel for both retail pharmacies and wholesale distributors:

“As a result of developments in the pharmaceutical industry that negatively affected independent pharmacies, including such pharmacies’ reliance on third party payors, in 2016, we identified that payment periods for our retail pharmacy distributors were becoming longer than in prior years. As a result, during the third quarter of 2016, we centralized the distribution channel for both our retail pharmacy distributors and wholesale distributors, in order to facilitate sales to a broader population of retail pharmacies and minimize business risk exposure to any one retail pharmacy. During the third quarter of 2016, we entered into new distribution agreements with our retail pharmacy distributors to effectuate this centralization which were effective September 1, 2016.”

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Discloses the factors contributing to your material receivable write-off.

Company’s Response:

The Company acknowledges the Staff’s comment. Provided below is the Company’s proposed disclosure to be included in its next annual report and future filings that will include a disclosure describing the referenced receivable write-off:

“During the third quarter of 2016, we wrote-off accounts receivable balances of $2.2 million related to two retail pharmacy distributors. Both pharmacies are relatively small owner-managed pharmacies and share a similar amount of collection risk. Among the factors that contributed to our decision to write-off these balances were our inability to collect the outstanding balances and the lack of a continuing communication and business relationship with these parties following the centralization of the distribution channel for both our retail pharmacy distributors and wholesale distributors, effective September 1, 2016.”

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Discloses the existence of new distribution agreements that you signed with your distributors effective September 1, 2016.

Company’s Response:

The Company acknowledges the Staff’s comment and has included the requested disclosure in response to the first bullet of the Staff’s question number 2.

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Discloses the current and anticipated continuing impact, if any, on your accounts receivable collection cycle.

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Company’s Response:

Provided below is the Company’s proposed disclosure to be included in its next annual report and future filings, as applicable, with respect to the current and anticipated continuing impact, if any, on the Company’s accounts receivable collection cycle:

“For the fiscal year ended December 31, 2016, our days sales outstanding, or DSO, was ___ days compared to ___ days for the year ended December 31, 2015. The increase in our DSO as of December 31, 2016 was primarily the result of ______. We anticipate that our DSO will fluctuate in the future based upon a variety of factors, including longer payment terms associated with the centralization of the distribution channel for both our retail pharmacy distributors and wholesale distributors, as compared to the terms previously provided to our retail pharmacy distributors, changes in the healthcare industry generally and specific terms that may be extended in connection with the launch of our hormone therapy drug candidates, if approved.”

* * * * *

If you or any other member of the Staff should have any further comments or questions regarding this response, please feel free to contact the undersigned by phone at (561) 961-1930 or Joshua M. Samek, Esq. of Greenberg Traurig, P.A., the Company’s outside counsel, at (305) 579-0856.

Sincerely,

/s/ Daniel A. Cartwright
Daniel A. Cartwright
Chief Financial Officer

cc: Joshua M. Samek, Esq.
Greenberg Traurig, P.A.

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